April 13, 2015

Emily Drazan

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Drazan

We’ve had several people either out sick, or on spring break vacations with their families over the past few weeks, and I’ve been swamped working on the company’s current 10-Q audit due next week. Please allow us another 10-days to respond to your March 6th letter.

Thank You

Sincerely,

/s/ Marc Angel

Marc Angell

President, CEO

3225 McLeod Drive, Suite 100, Las Vegas, NV 89121

Office: 800-351-3021 • Mobile: 805-300-4256 • Fax: 702-995-0394 • Email: marc@musicofyorulife.com

www.musicofyourlife.com